UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC File Number:
001-36536

CUSIP Number:
14167L103

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

CareDx, Inc.

Full Name of Registrant

Former Name if Applicable

3260 Bayshore Boulevard

Address of Principal Executive Office (Street and Number)

Brisbane, California 94005

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareDx, Inc. (the “Registrant”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”) because it needs additional time to complete its final review of its financial statements and other disclosures in the Form 10-Q, particularly in light of the Registrant’s recent acquisition of Allenex AB and the requirement to include Allenex AB’s results in its consolidated financial statements for the first time. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

The statement concerning the Registrant’s expectation regarding the timing of the filing of the Form10-Q is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by this statement. This statement is subject to certain risks and uncertainties, including the Registrant’s inability to complete the work required to file the Form 10-Q in the anticipated time frame. The forward-looking statements contained in this Form 12b-25 are made as of the date hereof and the Registrant assumes no obligation to update such statements, except as required by applicable law.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles Constanti	(415)	287-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the Registrant recently acquired Allenex AB, the results of which will be included in the Registrant’s consolidated financial statements for the first time. Accordingly, the Registrant expects that it will report qualitatively significant changes in its results of operations for the three and six months ended June 30, 2016, compared to the three and six months ended June 30, 2015. Further, for the reasons stated above, the Registrant is unable to provide numerical estimates of the changes pending finalization of its financial statements and other disclosures for the three and six months ended June 30, 2016.

CareDx, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2016	By:	/s/ Charles Constanti
Charles Constanti
Chief Financial Officer